As filed with the Securities and Exchange Commission on May 4, 2021

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Republic of Chile

(Name of Registrant)

Name and Address of Authorized Representative in the United States:
Mario Artaza Loyola
Consul General of the Republic of Chile
600 Third Avenue #2808
New York, New York 10016

Copies to:

Conrado Tenaglia, Esq.

Alejandro Gordano, Esq.
Linklaters LLP

1290 Avenue of the Americas
New York, NY 10104

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Debt Securities and/or Warrants to Purchase Debt Securities	$301,401,268	100%	$301,401,268	$32,882.88

(1)                Estimated solely for the purpose of calculating the registration fee.

(2)                Exclusive of accrued interest, if any.

The securities being registered for an offering pursuant to Rule 462(b) under the Securities Act are additional securities registered under the Registrant’s Securities Act registration statement No. 333-235463, under which an aggregate amount of $1,808,407,606 is available to be sold as of the date of this filing.

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(b) UNDER THE SECURITIES ACT OF 1933.

EXPLANATORY NOTE

This registration statement is being filed with respect to the registration of additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the earlier registration statement (No. 333-235463) are incorporated by reference into this registration statement.

TABLE OF CONTENTS

This Registration Statement consists of:

(1) Signature Page

(2) Signature of Authorized Representative

(3) Index to Exhibits

(4) Exhibit G: Opinion of Morales & Besa Limitada, Abogados

(5) Exhibit H: Opinion of Linklaters LLP

SIGNATURE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Chile, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile on the 4th day of May, 2021.

REPUBLIC OF CHILE

By:*	/S/ Rodrigo Cerda Norambuena
Rodrigo Cerda Norambuena
Minister of Finance Republic of Chile

__________________________

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement in the City of New York, New York on the 4th day of May, 2021.

By:	/S/ Mario Artaza Loyola
Mario Artaza Loyola
Consul General of the Republic of Chile

INDEX TO EXHIBITS

Exhibits

Exhibits

A.	Form of Underwriting Agreement.*

B.	Form of Third Amended and Restated Fiscal Agency Agreement, including form of certain Debt Securities, dated as of August 5, 2010, between the Republic of Chile and The Bank of New York Mellon, as fiscal agent.**

C.	Form of Indenture, including form of certain Debt Securities, between the Republic of Chile and The Bank of New York Mellon, as Trustee.*

D.	Form of First Supplemental Indenture, between the Republic of Chile and The Bank of New York Mellon, as Trustee.*

E.	Form of Warrant.***

F.	Form of Warrant Agreement.***

G.	Opinion of Morales & Besa Ltda.

H.	Linklaters LLP.

I.	Consent of Alejandro Rodrigo Cerda Norambuena, Minister of Finance, Republic of Chile (included on page 3).

J.	Consent of Morales & Besa Ltda. (included in Exhibit G).

K.	Consent of Linklaters LLP (included in Exhibit H).

*	Previously filed as an exhibit to Chile’s Registration Statement on Schedule B with File No. 333-183920 and incorporated herein by reference.

**	Previously filed as an exhibit to Chile’s Registration Statement on Schedule B with File No. 333-167534 and incorporated herein by reference.

***	To be filed by amendment to this registration statement or in any report filed under the U.S. Securities and Exchange Act of 1934 that is incorporated by reference in this registration statement.